Exhibit 99.1

CASI PHARMACEUTICALS ANNOUNCES

FOURTH QUARTER AND FULL-YEAR 2024 BUSINESS AND FINANCIAL RESULTS

BEIJING, China (March 31, 2025) CASI Pharmaceuticals, Inc. (Nasdaq: CASI, “CASI”), a Cayman incorporated biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today reported business and financial results for the fourth quarter ended December 31, 2024, and provided an update on key highlights for 2024.

Wei-Wu He, Ph.D., CASI's Chairman and Chief Executive Officer, commented, "2024 was a transformative year for CASI as we strategically pivoted our company toward the development of CID-103 for organ transplant rejection and autoimmune disease. CID-103 is an anti-CD38 antibody with the potential to be a best-in-class treatment for a myriad of autoimmune diseases as well as antibody mediated rejection (AMR). We are encouraged by our clinical progress, achieving a milestone with the first ITP patient dosed in January 2025. Simultaneously, we are diligently working towards resolution of the FDA renal allograft AMR clinical hold."

Dr. He continued, "As we advance into 2025, we remain firmly committed to progressing CID-103 at an accelerated pace. We expect to reach multiple important milestones this year. Our focused approach and prudent capital allocation position CASI to deliver sustainable long-term value creation for both patients and shareholders."

Key Business Highlights

-	CASI reported the fourth quarter revenue of $13.4 million and full-year revenue of $28.5 million.

-	Received a proposal with respect to the acquisition of CASI’s China business on June 21, 2024 from Dr. Wei-Wu He.

-	Completed a $15.0 million private placement financing with leading healthcare investors including Venrock Healthcare Capital Partners, Foresite Capital, Panacea Venture and Dr. Wei-Wu He, on July 15, 2024.

Pipeline and Program Updates

-	Received FDA IND clearance of ITP on May 15, 2024.

-	Received CTA approval from China’s NMPA on ITP on October 24, 2024.

-	First patient dosed in Phase 1/2 clinical trial in ITP on January 3, 2025. Patient enrollment and treatment continues.

Upcoming Milestones

-	Anticipate FDA feedback on clinical hold for AMR in Q2, 2025.

-	Target IND submission for Aplastic Anemia in Q2, 2025.

-	Report the interim data from the ongoing ITP phase 1 study in mid-2025.

-	Anticipate finalizing the equity transfer agreement regarding Precision Autoimmune Therapeutics (“PAT”) in Q2 2025. Upon completion of this transaction, CASI will have the sole global ownership of all indications in CID-103.

Product and Pipeline Highlights

CID-103 (Anti-CD38 antibody)

CID 103 is a full human IgG1 anti-CD38 monoclonal antibody recognizing a unique epitope that has demonstrated an encouraging preclinical efficacy and safety profile compared to other anti-CD38 monoclonal antibodies, and which we have exclusive global rights. CID 103 is being developed for the treatment of patients with chronic immune thrombocytopenic purpura (ITP), renal allograft antibody mediated rejection AMR).. In May 2024, we announced the clearance of IND application with the US FDA for the initiation of a phase 1/2 study of CID-103 in adults with ITP. In October 2024, the Center for Drug Evaluation (CDE) approved the Clinical Trial Application (CTA) for a phase 1/2 study of CID-103 in patients with chronic ITP in China. The Chinese ITP study is part of the global development program which has been approved by the US FDA in May 2024. In January 2025, CASI announced the first patient was enrolled and dosed in the ITP clinical study. Furthermore, we are making steady progress towards resolution of the FDA clinical hold.

EVOMELA® (melphalan for injection)

On December 3, 2018, CASI received the NMPA approval for importation, marketing and sales in China for EVOMELA®, and on August 12, 2019, CASI announced the commercial launch of EVOMELA® in China. Prior to EVOMELA’s entry into the Chinese market, an average of 800 stem cell transplants per year were conducted in the multiple myeloma (MM) treatment setting. Following EVOMELA’s launch in August of 2019, CASI worked closely with KOLs to improve market awareness and expedite adoption in the Chinese market. In 2023, nearly 10,000 patients were treated with EVOMELA. In 2024, the launch of an undifferentiated generic formulation of melphalan for injection product by a Chinese domestic manufacture has presented challenges, resulting in a decline of EVOMELA® sales.

FOLOTYN® (Pralatrexate)

On July 31, 2023, CASI entered into a tripartite assignment agreement with Mundipharma International Corporation Limited (“MICL”), Mundipharma Medical Company (MMCo), and Acrotech Biopharma Inc. (Acrotech) for the commercialization of FOLOTYN® (Pralatrexate) in China. FOLOTYN® (Pralatrexate) is a dihydrofolate reductase inhibitor indicated for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). This product was approved by both the FDA and China’s NMPA for PTCL. CASI announced the first patient was dosed with FOLOTYN® in China on February 15, 2024.

Fourth Quarter and Full-Year 2024 Financial Results

Revenue for the fourth quarter of 2024 was $13.4 million, representing a 94% increase compared to $6.9 million in the same period last year. The quarterly growth reflects a successful execution of commercial strategy implemented in the second half of the year. Full-year revenue was $28.5 million, compared to $33.9 million in 2023, a decrease of 16%. The annual performance was impacted by intensified competition following the market entry of domestically produced injectable melphalan, which created pricing pressure throughout the year.

R&D expenses for the fourth quarter was $3.7 million, a 61% increase from $2.3 million in the same period last year. The increase is primarily for the development of CID-103, supporting the company's focused pivot toward opportunities in organ transplant rejection and autoimmune indications. Full-year R&D expenses was $8.9 million, compared to $9.9 million in 2023, representing a decrease of 10%. The reduction primarily resulted from lower amortization expenses following the decision to write off generic portfolio at the end of 2023.

G&A expenses for the fourth quarter of 2024 was $7.1 million, compared to $6.4 million in the same period in 2023, a 11% increase. This quarter-over-quarter increase is primarily attributable to legal expenses associated with ongoing arbitration proceedings with Juventas. Full-year G&A expenses was $23.6 million, compared to $25.4 million in 2023, representing a decrease of 7%. This year-over-year improvement demonstrates the effectiveness of our operational efficiency initiatives and cost control measures, reinforcing our commitment to disciplined financial management.

Net loss for the year ended December 31, 2024 was $39.3 million compared to $26.3 million for the year ended December 31, 2023.

As of December 31, 2024, CASI had cash and cash equivalents of $13.5 million compared to cash and cash equivalents plus short term investments of $29.1 million as of December 31, 2023.

Further information regarding the Company, including its Annual Report on Form 20-F for the year ended December 31, 2024, can be found at www.casipharmaceuticals.com. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Investor Relations Department, CASI Pharmaceuticals, Inc., Rm 1701-1702, China Central Office Tower 1, No.81 Jianguo Road Chaoyang District, Beijing, 100025, China.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the non-binding proposal to acquire the Company's certain business operations in China; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

Financial Table Follows

CASI Pharmaceuticals, Inc.

Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$13,468	$17,083
Investment in equity securities, at fair value	2,623	1,675
Short term investments	—	12,011
Accounts receivable, net	15,345	9,551
Receivable from a related party	—	587
Inventories	5,252	15,877
Prepaid expenses and other	2,888	2,560
Total current assets	39,576	59,344

Long-term investments	1,913	1,686
Property, plant and equipment, net	7,868	9,241
Intangible assets, net	238	1,839
Right of use assets	3,492	2,392
Other assets	587	766
Total assets	$53,674	$75,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,723	$4,438
Accrued and other current liabilities	15,344	12,288
Current portion of long term borrowing	18,385	—
Total current liabilities	36,452	16,726

Long term borrowing	—	18,895
Other liabilities	15,371	15,482
Total liabilities	51,823	51,103

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $0.0001 par value:
500,000,000 shares authorized
15,904,533 shares and 13,790,127 shares issued at December 31, 2024 and 2023, respectively;
15,492,581 shares and 13,378,175 shares outstanding at December 31, 2024 and 2023, respectively	2	1
Treasury shares, at cost: 411,952 shares held at December 31, 2024 and 2023	(9,604)	(9,604)
Additional paid-in capital	713,302	695,785
Accumulated other comprehensive loss	(1,774)	(1,200)
Accumulated deficit	(700,075)	(660,817)
Total shareholders’ equity	1,851	24,165
Total liabilities and shareholders’ equity	$53,674	$75,268

CASI Pharmaceuticals, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In USD thousands, except share and per share data)

	Years ended December 31,
	2024	2023	2022
Revenues:
Product sales	$28,537	$33,879	$38,047
Sublicensing revenue from a related party	—	—	5,000
Lease income from a related party	—	—	60
Total revenues	28,537	33,879	43,107

Total costs of revenues	(17,391)	(13,827)	(15,827)

Gross Profit	11,146	20,052	27,280

Operating income (expenses):
Research and development	(8,917)	(9,861)	(15,996)
General and administrative	(23,577)	(25,387)	(23,449)
Selling and marketing	(17,866)	(16,450)	(14,326)
Other operating income	2	6,366	—
Gain (loss) on disposal of long-lived assets	479	—	(2,058)
Foreign exchange gain (loss)	(192)	200	3,241
Impairment of intangible assets	(696)	—	(8,724)
Total operating expenses	(50,767)	(45,132)	(61,312)

Loss from operations	(39,621)	(25,080)	(34,032)

Non-operating income (expense):
Interest expense	(871)	(15)	(62)
Interest income	539	629	189
Other income	188	764	44
Change in fair value of investments	1,696	(581)	(8,895)
Gain from sale of an equity investment	—	—	5,325
Impairment loss of long-term investments	—	(2,009)	—
Loss before income tax benefit (expense) and share of net loss in an equity investee	(38,069)	(26,292)	(37,431)
Income tax benefit (expense)	—	81	(1,980)
Net loss before share of net loss in an equity investee	(38,069)	(26,211)	(39,411)
Share of net loss in an equity investee	(1,189)	(48)	(846)
Net loss	(39,258)	(26,259)	(40,257)
Less:Loss attributable to redeemable noncontrolling interest	—	(2,602)	(8,740)
Accretion to redeemable noncontrolling interest redemption value	—	3,281	9,497
Deemed dividends to Wuxi LP	—	22	—
Net loss attributable to CASI Pharmaceuticals, Inc.	$(39,258)	$(26,960)	$(41,014)

Net loss per share (basic and diluted)	$(2.56)	$(2.02)	$(3.01)
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	15,340,277	13,360,185	13,647,455

Comprehensive loss:
Net loss	$(39,258)	$(26,259)	$(40,257)
Foreign currency translation adjustment	(574)	(1,118)	(4,513)
Total comprehensive loss	$(39,832)	$(27,377)	$(44,770)
Less: Comprehensive loss attributable to redeemable noncontrolling interest	—	(3,223)	(10,596)
Comprehensive loss attributable to ordinary shareholders	$(39,832)	$(24,154)	$(34,174)